January 25, 2008

VIA U.S. MAIL AND FACSIMILE

Mary Jo Ardington
Counsel
Lincoln National Life Insurance Company
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Indiana 46802-1110

> Re: Lincoln Life & Annuity Company of New York
> Registration Statements on Form N-4 for
> Individual Variable Annuity Contracts
> Lincoln New York Account N for Variable Annuities
> File No. 333-147673 and File No. 333-147711
> Lincoln Life & Annuity Variable Annuity Account H
> File No. 333-147675 and File No. 333-147710

Dear Ms. Ardington:

The staff has reviewed the above-referenced registration statements, which the Commission received on November 28, and November 29, 2007. We have given the registration statements a selective review based on the representations in your letters dated November 29, and November 30, 2007, that the registration statements are substantially similar to a currently effective registration for a Lincoln Life & Annuity Company of New York variable annuity contract, File Nos. 333-141752, 811-9763. Based on our selective review, we have the following comments on the filings. Page numbers refer to the courtesy copy of the registration statement for File No. 333-147673, 811-9763.

1. Cover Page

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please describe this contract as providing an immediate as opposed to a deferred annuity on the cover page.

c. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Annual Fund Operating Expenses (pp. 5-9)

Please confirm to staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

3. Example (p. 10)

a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. The examples may reflect only contractual waivers that extend a year beyond the date of the prospectus, and those that have also been disclosed in the Fund Operating Expenses table. *See* Form N-4, Item 3, and Investment Company Release No. 25802, Footnote 15.

b. Please revise the expense examples to the extent necessary to reflect the fact that there is no accumulation period.

4. Variable Annuity Account (p. 11)

Please explain supplementally to staff the intent of the third sentence in this section that "[t]he SEC does not supervise the VAA….."

5. Sub-Accounts and Funds (pp. 14-15)

With respect to the funds of funds described in * footnote on p. 15, please clarify in this section whether any underlying funds pay 12b-1 fees to Lincoln Life & Annuity Company of New York or its affiliates.

6. Substitutions (p. 15)

Please modify the third paragraph of this section to clarify that substitutions may not occur before any necessary Commission approval has been obtained.

7. Regular Income Payments during the Access Period (pp. 19-20)

Please modify the first sentence of the second full paragraph on p. 20 to reflect that a fixed account option is not currently available.

8. Guaranteed Income Benefit (pp. 21-22)

a. The narrative disclosure at p. 22 states that the maximum charge for the Guaranteed Income Benefit (GIB) is 1.50%, whereas the fee table at p. 5 describes the maximum GIB charge as 0.50% of average daily net assets in the subaccounts. Please resolve this discrepancy.

b. The prospectus notes that withdrawals reduce the GIB on a pro rata basis. Please provide an example illustrating the point.

9. General Death Benefit Provisions (pp. 23-24)

a. The introductory paragraph to this section on page 23 states that there is no death benefit following the access period. However, the discussion on page 24 under the "Death during the lifetime income period" heading implies that there may be a death benefit during the lifetime income period. Please resolve this apparent discrepancy.

b. Please disclose if a recipient may request to have a check for death benefit proceeds mailed to him or her instead of having the proceeds placed in the SecureLine account as described at the bottom of page 24.

10. Transfers During the Access Period (p. 24)

The prospectus at page 24 states that the Registrant may impose a $25 transfer charge for transfers after the first 12 within a contract year. Please disclose this charge in the fee table.

11. Transfers During the Lifetime Income Period (p. 25)

Please revise the disclosure to reflect that this contract does not offer a fixed account option.

12. Surrenders and Withdrawals (p. 28)

a. Please disclose if a contractowner may request to have a check for surrender proceeds mailed to him or her instead of having the proceeds placed in the SecureLine account as described at the middle of page 28.

b. Please clarify supplementally the second to the last paragraph of this section addressing how charges deducted from remaining contract value impact the applicable surrender charge percentage, particularly whether the effective withdrawal charge paid by the owner expressed as a percentage of the amount actually paid to the owner is accurately reflected in the fee table.

13. Determination of Value of Annuity Units (Statement of Additional Information, p. B-3)

Please explain to staff the legal basis for the statement that the value of annuity units is determined as of a valuation date fourteen days prior to the payment date.

14. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

15. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

16. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish letters, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Mary Jo Ardington
Lincoln National Life Insurance Company
January 25, 2007

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to the Securities & Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products